Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

Barclay A. Phillips
Senior Vice President and Chief Financial Officer
Micromet, Inc.
6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817

Re: Micromet, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Definitive Proxy Statement
     File Number: 000-50440

Dear Mr. Phillips:

       We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Intellectual Property, page 9

1.   We note you discuss your patents collectively. Please revise to discuss your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s),

product candidate(s) or technology that are dependent on the patent(s), disclose when the patent(s) expires, and disclose whether you hold or license the patent(s).

License Agreements and Collaborations, page 9
General

2. The comments under this heading are intended to provide information that is material to investors that has been omitted from your discussion. In some instances, confidential treatment may have been granted for portions of the agreements described in the disclosure. To the extent confidential treatment for portions of the agreements was granted without review by the staff, please note that the grants of confidential treatment are subject to reconsideration by the staff. In addition, please be advised that confidential treatment is generally not appropriate for information that is material to investors. See Staff Legal Bulletin No. 1.

Research and License Agreement with Merck KGaA/Biovation
Collaboration and License Agreement with MedImmune
BiTE Research Colloboration Agreement with MedImmune, page 11

3. Please revise the description of the respective agreements to disclose the following information:

    * Quantify all amounts paid to date;
    * Quantify the aggregate potential milestone payments;
    * Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.; and
    * Discuss the material term and termination provisions.

License Agreement with Enzon, page 10

4. Please revise the description of the agreement to disclose the following information:

    * Quantify all amounts paid to date;
    * Quantify the aggregate potential milestone payments; and
    * Provide a royalty range or a statement that the royalty range is in the single digits, teens, etc.

Collaboration Agreement with Merck Serono
License Agreement with TRACON Pharmaceuticals
Collaboration and License Agreement with Nycomed, page 12

5.   Please expand the discussion for the respective agreements to provide a royalty
        range or a statement that the royalty range is in the single digits, teens, etc.

Sublicense Agreement with Morphotek
License Agreement with Enzon, page 13

6.   Please revise the description of the respective agreements to disclose the
        following information:

        • Quantify all amounts paid to date;
        • Quantify the aggregate potential milestone payments;
        • Provide a royalty range or a statement that the royalty percentage is in the
          single digits, teens, etc.; and
        • Discuss the material term and termination provisions.

        In addition, please file the Morphotek agreement as an exhibit to the Form 10-K.
        Alternatively, explain the basis for your determination that you are not required to
        file the agreement as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 41

7.   Please disclose the research and development expenses incurred during each
        period presented and to date on each of your major research and development
        projects. Please refer to the Division of Corporation Finance "Current Issues and
        Rulemaking Projects Quarterly Update" under section VIII – Industry Specific
        Issues – Accounting and Disclosure by Companies Engaged in Research and
        Development Activities. You can find it at the following website address:
        http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Definitive Proxy Statement

Annual Cash Bonus, page 27

8.   We note that bonus payments are based upon the Compensation Committee's
        consideration of corporate goals and performance objectives and the qualitative
        performance of each officer during the previous year. Your Compensation
        Discussion and Analysis does not disclose the individual performance objectives

used to determine your executive officers' bonus payments. Please provide us with draft disclosure of your 2010 proxy statement which provides the following:

- A more specific description and quantification of each of the individual and corporate goals and performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

If you deviated from your established standards and objectives in determining the amount of bonuses to be paid, please discuss why such action was deemed necessary and describe the alternative factors the Compensation Committee considered.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barclay A. Phillips
Micromet, Inc.
August 4, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comment seven. You may contact John Krug, Staff Attorney, at (202) 551-3862 with questions on the remaining comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant